Filed by Aurous Resources

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rigel Resources Acquisition Corp.

Commission File No. 333-280972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2024

Rigel Resource Acquisition Corp

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41022	98-1594226
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7 Bryant Park 1045 Avenue of the Americas, Floor 25 New York, NY	10018
(Address of Principal Executive Offices)	(Zip Code)

(646) 453-2672

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	RRAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	RRAC	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for Class A ordinary share at an exercise price of $11.50 per share	RRAC WS	The New York Stock Exchange

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto is the investor presentation dated August 2024, that will be used by Rigel Resource Acquisition Corp, a Cayman Islands exempted company (“Rigel”) and Blyvoor Gold Resources Proprietary Limited, a South African private limited liability company (“Blyvoor Resources”), Blyvoor Gold Operations Proprietary Limited, a South African private limited liability company (“Tailings” and, together with Blyvoor Resources, the “Target Companies”, each a “Target Company”), and Aurous Resources, a Cayman Islands exempted company and wholly owned subsidiary of Rigel (“Aurous Resources”), for use in connection with their previously announced business combination transaction (the “Business Combination”).

The information in this Item 7.01, including Exhibit 99.1 hereto, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Rigel under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

*******

No Offer or Solicitation

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Rigel’s or the Target Companies’ future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These statements are based on various assumptions and on the current expectations of Rigel or the Target Companies, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rigel and its management, the Target Companies and their management, and Aurous Resources and its management, as the case may be, are inherently uncertain. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to be materially different from future results, performance or achievements expressed or implied by such forward looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Rigel, the Target Companies, Aurous Resources or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Rigel, the Target Companies or Aurous Resources, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the listing standards of NASDAQ or any other stock exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Target Companies as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Target Companies to grow and manage growth profitably, maintain relationships with customers and suppliers and retain their management and key employees; (8) transaction costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Target Companies may be adversely affected by other economic, business and/or competitive factors; (11) the Target Companies’ estimates of their financial performance; (12) the possibility that the assumptions and estimates used in the S-K 1300 Technical Reports may be different than the actual results; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Registration Statement (as defined below) and the section entitled “Risk Factors” in Rigel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In addition, forward-looking statements reflect the Target Companies’, Rigel’s or Aurous Resources’ expectations, plans or forecasts of future events and views as of the date of this Current Report. The Target Companies, Aurous Resources, and Rigel anticipate that subsequent events and developments will cause these assessments to change. However, while the Target Companies and/or Rigel and/or Aurous Resources may elect to update these forward-looking statements at some point in the future, each of the Target Companies, Aurous Resources, and Rigel specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Target Companies’, Aurous Resources’, nor Rigel’s assessments as of any date subsequent to the date of this Current Report.

Important Information for Investors and Stockholders

In connection with the Business Combination, Aurous Resources and the Target Companies have filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement of Rigel and a preliminary prospectus of Aurous Resources, and after the Registration Statement is declared effective, Rigel will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders and public warrant holders as of the respective record date to be established for voting at the meeting of its shareholders to be held in connection with the Business Combination. The Registration Statement, including the definitive proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted on at the meeting of the shareholders. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters The Target Companies, Aurous Resources and Rigel may also file other documents with the SEC regarding the Business Combination. Rigel’s shareholders, public warrant holders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and, once available, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about the Target Companies, Aurous Resources, Rigel and the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, once available, and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Rigel, Aurous Resources, and the Target Companies and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Rigel’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Rigel’s stockholders in connection with the Business Combination will be set forth in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Rigel’s directors and officers in Rigel’s filings with the SEC and such information will also be in the Registration Statement, which will include the proxy statement/prospectus of Rigel and Aurous Resources for the Business Combination.

This Current Report is not a substitute for the Registration Statement or for any other document that Rigel, the Target Companies, or Aurous Resources may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Rigel, the Target Companies, and Aurous Resources through the website maintained by the SEC at www.sec.gov.

Item 9.01.	Financial Statement and Exhibits.

(d)	Exhibits.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Investor Presentation dated August 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Rigel Resources Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RIGEL RESOURCE ACQUISITION CORP

Date: August 9, 2024	By:	/s/ Jonathan Lamb
	Name:	Jonathan Lamb
	Title:	Chief Executive Officer

5